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The "Uber" for pharmacy - prescriptions delivered from ANY pharmacy in minutes

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pills2me
Bringing your pharmacy to you
DELIVERY
HIPAA
COMPLIANT
pills2me
Your prescriptions, delivered from any pharmacy in minutes
Place Prescription Order
Browse Pharmacy Items
Consult a Pharmacist
GET IT ON
Google Play
Download on the
App Store

pills2me.com   Las Vegas NV

Technology | Software | Social Impact | App | Minority Owned

OVERVIEW   UPDATES 3   WHAT PEOPLE SAY 33   ASK A QUESTION 7

Highlights

1. CEO is a Yale graduate and pharmacist with past experience at CVS, Walgreens & Walmart pharmacies.
2. Mission-driven offering FREE on-demand prescription delivery to seniors with 5000+ already served.
3. $50k already invested mostly by pharmacists with deep understanding of the problem and market.
4. Robust HIPAA-compliant prescription delivery model developed, tested, in use, and ready to scale.
5. Featured on NBC, Yale Daily News, Las Vegas Review Journal, FOX5Vegas, etc.
6. $350+ billion industry with lots of opportunities for growth.
7. Team has prior startup and entrepreneurship experience.
8. Advisors - Director of InnovateHealth Yale, Forbes 30 Under 30 alum, and pharmacy industry experts.

Our Team



Leslie Asanga   Founder & CEO

Yale educated. Winner of the Thorne Prize at Startup Yale 2020 for healthcare innovation. 10+ years of healthcare and entrepreneurship experience. Previously worked at CVS, Walgreens, and Walmart Pharmacies.

As a pharmacist, I understand the problem of prescription abandonment and was very disappointed to see how it disproportionately affected the elderly and immunocompromised at the start of the pandemic. We started out just to help the vulnerable, but have since evolved to include everyone.



Waleed Masood CTO

2x founder. Developed software solutions for multiple startups. Full-stack software engineer with 15+ in software development experience. Holds a BSc in computer science.



Ian Andrus Director of Clinical Pharmacy Services

Residency trained clinical pharmacist. He is a Board-Certified Pharmacotherapy Specialist (BCPS) and holds PharmD and MBA degrees.

Getting food and groceries nowadays is easy, so getting medications should be easier.


Pills2me®
Bringing your pharmacy to you
pills2me®

"Uber For Pharmacies"

Our users have termed us "the Uber for pharmacies", but we are much more than that. We are building a platform that we believe will power the future of pharmacy starting with on-demand prescription delivery.


pills2me®
The goal
Our goal is to ensure that no one (especially seniors and vulnerable populations) misses a dose of their medication because they can't make it to the pharmacy.
In short, we are "Bringing your pharmacy to you"
Prescription

Our Mission

We started off with a mission to help people and that will forever remain our north star. Everything we do and all the processes we create will be geared towards promoting health access and equity especially amongst the most vulnerable. This is why our service is still free for seniors 65+.

[Fox5Vegas.com News - Pills2Me App delivers medication to seniors for free]


pills2me®


Our story
Pills2Me was founded in March 2020 as a volunteer service to help seniors and immunocompromised maintain social distancing while still having access to essential medications
Since then, we have delivered prescriptions to more than 5,000 seniors for free
After months of market research and piloting our paid service with paid delivery partners, we are now making our service available to everyone

Another part of our mission includes helping independent pharmacies thrive in a very competitive environment and adapt to the new normal.

The Problem

Everyday, thousands of people (especially seniors) miss doses of their life-saving medications just because they can't make it to the pharmacy for one reason or another. For seniors, it is usually the lack of consistent and reliable caregivers. For busy professionals, it is the lack of time to make that extra trip to the pharmacy. Others just hate going to the pharmacy and standing in long lines. We are bringing a solution that will cater to everyone.


pills2me®
Problem
Everyday, thousands of people are unable to make the trip to the pharmacy for many reasons including lack of transportation, lack of time due to busy schedules, or they just hate standing in long pharmacy lines. Covid-19 just highlighted the problem.
Patients are more comfortable now more than ever before consulting doctors remotely via telemedicine but, unfortunately, still need to visit the pharmacy to pick up prescriptions or talk to a pharmacist
Most services can now be accessed remotely but people still need to visit a physical pharmacy location to access almost all pharmacy services

When the COVID-19 pandemic hit the U.S, we noticed an increase in the rate of prescription abandonment especially amongst seniors and immunocompromised who were scared of catching the virus. Some of the big chain pharmacies responded to this by offering free two days delivery via the postal service which became overwhelmed and proved unreliable leaving many patients frustrated and without their medications.

The Solution

Pills2Me now serves this vulnerable population by providing easy access to essential medications while maintaining social distancing.

With our App, AVAILABLE on the Apple App & Google Play stores, users order their prescription(s) to be picked up from ANY pharmacy and delivered to them IN MINUTES.


pills2me®
Solution
Pick up request and delivery in minutes


Purchase over the counter medications and items and have them delivered in minutes
Users can consult a pharmacist via video or text from any mobile device
Browse Pharmacy Items
Consult a Pharmacist

Users can also purchase over-the-counter medications on our app and have them delivered on-demand.

Our "Ask a pharmacist" feature lets users communicate with licensed pharmacists and ask them medication-related questions. Why google it when you can get the right answers from a licensed professional?

[NBCConnecticut.com News - Coronavirus / Volunteer prescription delivery taking off in New Haven]

Proprietary & HIPAA-compliant

The lessons we've learned from delivering thousands of prescriptions is what has been used to develop a proprietary process and a robust, HIPAA-compliant software (**mobile app** and **pharmacy portal**) that we have today.

Business Model

We charge a delivery fee per order and plan to launch our subscription model in August 2021 & Medication Therapy Management *(MTM)* services in Q1 of 2022. We are currently exploring other business models to propel our growth in the retail pharmacy industry.

B2B

In our B2B model, we partner with pharmacies (mostly independent pharmacies) and offer prescription delivery to their patients thereby increasing patient satisfaction and retention. We also provide our pharmacy partners a platform to sell their over-the-counter items and increase sales and profitability.

The **pharmacy interface** allows independent pharmacies to look at their patients and the prescriptions they have ordered. They can also upload Over The Counter *(OTC)* items offered by their pharmacy for people to search and order. Many pharmacies opt into this feature, so they can provide perks to their customers like free delivery. Also, if they have their own driver who is unavailable, they can instead use Pills2Me because it is on-demand.


pills2me
Place A New Order
Dashboard
Deliveries
Orders
Products
Profile
Settings
Logout
Andrew Bullock
Welcome Kaiser Permanente Pharmacy
129
Total Orders
51
Total OTC Orders
30
Total Deliveries
10
Active Orders
12
Delivered Orders
16
Cancelled Orders
Clarence Tillison $412.00
Clarence Tillison $412.00
Clarence Tillison $412.00
View All Orders

B2C

In our B2C model, users make requests via our mobile app for their prescriptions to be picked up from any pharmacy and delivered to them in minutes. Users can

to be picked up from any pharmacy and delivered to them in minutes. Users can also purchase OTC items on our app and have them delivered. They can also use our app to consult a licensed pharmacist with medication-related questions just as they would in-person. Users range from homebound individuals, busy professionals, to people who simply prefer not to make trips to the pharmacy.

Traction

Since the launch of Pills2Me in April, over 10,000+ deliveries have been made with 5000+ served during the pandemic. With the new availability of OTC items, Pills2Me plans to also capture a wider demographic.

- Around 81% of adults use OTC products for minor illnesses and the average US consumer makes 26 trips a year in order to get these items.
- Nearly 70% of parents have reportedly given a child an OTC medicine to help with illness.

The Market

We operate in a huge industry, with a total addressable market of more than $350 billion, which has experienced steady growth over the past decade and throughout the pandemic. As an on-demand delivery service for prescriptions and OTC medications, Pills2Me has a serviceable available market of $160 million.

(Sources: https://www.ibisworld.com/united-states/market-research-reports/pharmacies-drug-stores-industry/

https://www.pharmiweb.com/press-release/2021-02-04/prescription-delivery-services-market-to-remain-d...)


pills2me®
Market Size
$350+ billion
U.S Retail Pharmacy
$160 billion
SAM (Prescriptions, OTC Sales & Delivery)
$121 million*
Share of market we project to obtain in 3-4 years
* Forward looking projections cannot be guaranteed.


pills2me®
Who we serve
People who use Pills2Me
Seniors
& people with chronic health conditions
Busy professionals
& people who just hate going to the pharmacy
People with lack of access
to the pharmacy e.g. no car, disabled, etc.
Pharmacies
use us to increase sales, patient satisfaction & retention
Prescription

Marketing & Growth Plans

Pills2Me recruits patients directly through social media, pharmacy partnerships, and word of mouth. To increase promotion directly to adults using

and word of mouth. To increase promotion directly to adults using pharmaceuticals, Pills2Me plans to work with current pharmacy partners to promote the service at their locations via mass emails along with provided marketing materials like stickers and flyers. The company also plans to use other traditional channels like TV commercials, billboards, and radio to reach patients directly.

Drivers
Currently, Facebook is the primary recruitment page for drivers, and through allocating a larger portion of the digital marketing budget to Instagram & TikTok, Pills2Me plans to target younger drivers.

Sales

We intend to put together a sales team to recruit and engage with pharmacy partners, doctor's offices, hospitals and health insurance providers.

Referral & Loyalty Programs
To increase incentive based user-activity, Pills2Me plans to implement a referral and loyalty programs whereby users will gain points and other perks for referring people to the platform and continuous engagement.

**"the timeline for these goals, and our ability to successfully finance them are dependent on the success of this raise and can't be guaranteed."

Financial Projections

Pills2Me projects approximately $121 million in annual revenue in the next 3-4 years with a potential valuation of more than $1 billion (*Forward looking projections cannot be guaranteed*). Tech companies in the pharmacy space have scaled to unicorns in that amount of time.



140,000,000
105,000,000
70,000,000
35,000,000
0
Revenue in $
Year 0
Year 1
Year 2
Year 3
Year 4
Year 5
Deliveries
MTM
OTC Sales
Total

Competition

There are some companies in the market that offer some sort of same-day or on-demand prescription delivery, but they all require your prescriptions to be transferred to certain pharmacies (or fulfillment center) in order to use their service. **Pills2Me is the ONLY company that provides you with the option to keep your pharmacy and let US pick it up from wherever you want.**



pills2me
Some competitors

Competitors	Pills2me	Capsule	Alto Pharmacy	NowRx	Script Drop
Same-day delivery	x	x	x	x	x
On-demand delivery	x	x			x
OTC purchase on app	x				
Does not require you to switch pharmacies	x				
Remote pharmacist consultation	x				
Partnership with independent pharmacies	x				



Our Team

We have a diverse and dedicated team with a combined 30+ years experience in entrepreneurship, retail and clinical pharmacy as well as software development.



pills2me®
Core Team
Leslie Asanga, PharmD, MBA, MPH Fonder & CEO.
Licensed pharmacist and healthcare professional with 10+ years of healthcare and entrepreneurship experience. Yale educated.
Waleed Masood, BSc Computer Science, CTO
Full stack software engineer with 15+ years of software development experience. Developed and deployed many software solutions for startups.
Ian Andrus, PharmD, MBA, BCPS
Director of Clinical Pharmacy Services and Compliance. Residency trained pharmacist with a clinical pharmacy experience.

We are also backed by some great advisors including the director of InnovateHealth Yale, a Forbes 30 Under 30 alum, pharmacy industry experts, and a health technology CEO with multiple successful exits under his belt.

Timeline

We started off as a volunteer service at Yale with most of the volunteers being Yale students and faculty. Through market research, product development, rigorous testing, iterations, and a successful months' long pilot, we now have a suite of products ready to scale nationwide and we can't wait to expand our reach and impact more lives.



pills2me®
Timeline
Incubated at Yale
Launched in New Haven (with website, spreadsheets, and volunteers
Pilot for paid delivery begins
First version of app in public beta
* Developed e-commerce feature for OTC
* Service available for everyone and ready to scale
03 / 2020
04 / 2020
07 / 2020
10 / 2020
02 / 2021
Incubator
Launch
Pilot
Beta app
Expansion
$50K raised in angel round

Let's Change the World Together

We are excited to welcome you as a valued investor.

Feel free to reach out with any questions or feedback.